Exhibit 99.1

PRESS RELEASE

Affimed Announces Receipt of Nasdaq Delisting Notice

Mannheim, Germany, May 14, 2025 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, announced today that it has received a written notice from the staff of the Nasdaq Listing Qualifications Department (the “Staff”) notifying the Company that, in accordance with Nasdaq Listing Rule 5101, 5110(b) and IM-5101-1, the trading of the Company’s common shares will be suspended at the opening of business on May 20, 2025, and a Form 25 Notification of Delisting will be filed with the U.S. Securities Exchange Commission to delist the Company’s securities from The Nasdaq Stock Market (“Nasdaq”).

The Staff’s determination was based on (i) the associated public interest concerns raised by the Company’s announcement that it filed for insolvency in the local court of Mannheim in Germany, (ii) concerns regarding the residual equity interest of the existing listed securities holders and (iii) concerns about the Company’s ability to sustain compliance with all requirements for continued listing on Nasdaq. The Company does not expect to appeal this determination.

As previously reported, on May 13, 2025, the Company filed for insolvency with the local court of Mannheim in Germany.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s innate cell engagers (ICE®) enable a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors. ICE® are generated on the Company’s proprietary ROCK® platform which predictably generates customized molecules that leverage the power of innate immune cells to destroy tumor cells. A number of ICE® molecules are in clinical development, being studied as mono- or combination therapy. Headquartered in Mannheim, Germany, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by the bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements include, among other things, statements regarding the listing and trading of the Company’s common shares. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Media Contact

Mary Beth Sandin

Vice President, Marketing and Communications

E-Mail: m.sandin@affimed.com